August 22, 2025

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
20 Iouliou Kaisara Str
19002 Paiania
Athens, Greece

        Re: Rubico Inc.
            Registration Statement on Form F-1
            Filed August 13, 2025
            File No. 333-289552
Dear Nikolaos Papastratis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Will Vogel